SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of March 14 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                             MARCONI BOARD CHANGES


London - 14 March 2003 - Marconi today announced the agreement of two new non-executive directors to join the Board of Marconi Corporation plc.

Kathleen Flaherty, a US-based global telecommunications executive with over twenty years experience in the communications industry, has agreed to join as a non-executive director of Marconi Corporation plc. Ian Clubb, with over 25 years experience in a range of senior financial and management roles, has also agreed to join the Board of Marconi Corporation plc as a non-executive director. Both these appointments will take effect at the time of Marconi Corporation's forthcoming listing on the London Stock Exchange following the implementation of the Group's financial restructuring.

Kathleen Flaherty spent seventeen years with MCI, latterly as senior vice president, global product architecture and engineering. Previously (1995-97) she spent two years on secondment from MCI to BT, during which time she was BT's marketing director for National Business Communications. Between 1998 and 2001 Kathleen was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

Ian Clubb is chairman of First Choice plc, Shanks Group plc and Platinum Investment Trust plc. He is also a non-executive director of oil industry services company, Expro International plc. He was group finance director at BOC Group plc (1991-1994) and deputy chief executive and group finance director at British Satellite Broadcasting Ltd (1989-1991).

These appointments represent significant additions to the restructuring of the Marconi Board. The Company expects to make further appointments in due course. Furthermore, when the forthcoming scheme of arrangement becomes effective, the financial restructuring will have reached its final stages. Accordingly, Allen Thomas, a non-executive director who joined the Board in May 2002 specifically to assist the Company with its restructuring, will step down from the Boards of Marconi plc and Marconi Corporation with immediate effect.

John Devaney, chairman of Marconi plc, said: "I am delighted to welcome Kathleen Flaherty and Ian Clubb to the Board. Kathleen's international telecommunications experience and Ian's broad base of experience in senior management, will be great assets to the Company as we emerge and rebuild from our financial restructuring.

"Allen's restructuring experience enabled him to make a considerable contribution to helping the company through its financial restructuring. As we reach the final stages of that process, Allen has decided that it is appropriate for him to step down from the Board at this time.

"We wish Allen well and thank him for his contribution in his time on the Board of Marconi."


The Board of Marconi Corporation plc after the forthcoming restructuring will now comprise:


Chairman                     John Devaney

Executive Directors:         Mike Parton, Chief Executive Officer
                             Mike Donovan, Chief Operating Officer
                             Chris Holden, Chief Financial Officer (Interim)



Non-Executive Directors:     Kent Atkinson, Chairman of Audit Committee
                             Ian Clubb, Chairman of Remuneration Committee
                             Kathleen Flaherty
                             Werner Koepf



ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at http://www.marconi.com.



This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck

Public Relations

Marconi plc

+44 (0) 207 306 1771

+44 (0) 207 306 1490

joe.kelly@marconi.com

Heather Green

Investor Relations

Marconi plc

+44 (0) 207 306 1735

heather.green@marconi.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 14 March 2003